SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

F O R M 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2004

ROBOGROUP T.E.K. LTD.
(Name of Registrant)

Rechov Hamelacha 13, Afeq Industrial Estate, Rosh HaAyin 48091 Israel
(Address of Principal Executive Office)

             Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

             Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):______

             Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):______

             Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

             If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______

SIGNATURES

             Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ROBOGROUP T.E.K. LTD. (Registrant) By: /s/ Haim Schleifer ——————————— Haim Schleifer General Manager

Date:   January 5, 2004

Tel Aviv Stock Exchange Ltd	Israel Securities Authority
54 Achad Ha'am St	22 Kanfei Nesharim St
65202 Tel Aviv	95464 Jerusalem

re: RoboGroup T.E.K. Ltd - Immediate Disclosure

RoboGroup T.E.K. Ltd. (the “Company”) announced replacement of its internal auditor as follows:

Mr. Izhak Meishar, who served as the Company’s internal auditor since August 2, 1994, terminated his office as internal auditor as of January 4, 2004. Mr. Meishar will be replaced, starting on January 5, 2004, by Mr. Joseph Ginossar, CPA of Fahn Kanne Auditing Services Ltd., (an affiliate of Fahn, Kanne & Co. Ltd., and a member firm of Grant Thornton).

Mr. Ginossar has been a managing partner at Fahn Kane Auditing Services Ltd. since 1991. Mr. Genossar has a bachelor degree in economics and accounting and a master's degree in business administration, both from the Hebrew University in Jerusalem. Mr. Ginossar's sole position in the Company is as internal auditor and he is not a family member of any of the Company's officers or related parties.

To the best knowledge of the Company, the circumstances of the replacement of its internal auditor does not require specific disclosure to the Company's shareholders.

During November 2003, the Company's audit committee decided to recommend to the board of directors of the Company that Mr. Meishar, who served as internal auditor since 1994, be replaced as internal auditor. The reasons for the recommendation were: (a) the need to implement and enhance internal controls in compliance with U.S. legislation (the Sarbanes-Oxley Act) which law is applicable to the Company; and (b) the need for a rotation in this position after working with the same internal auditor for approximately 10 years..

The audit committee considered several nominees for the internal auditor position, and determined to choose a qualified individual who is associated with a major auditing firm in Israel that is affiliated with a major U.S. firm and who would be able to provide the necessary services and promote compliance with the requirements of Sarbanes-Oxley.

In accordance with the above, the chairman of the board together with the chairwoman of the audit committee met with Mr. Meishar on December 3, 2003 and informed him of the audit committee's recommendation. A few days later, Mr. Meishar asked the chairman of the board for an opportunity to meet with the Company's board of directors in accordance with Section 153 of the Israeli Companies Law, 1999. Accordingly, a meeting between Mr. Meishar and the board of directors was scheduled for January 6, 2004.

On January 1, 2004, the Company received a letter from Mr. Meishar, a translation of which is hereby attached.

Very truly yours

RoboGroup T.E.K Ltd

January 5, 2004

With the Help of God	Thursday, 7 Tevet, 5764
January 1, 2004

Mr. Rafael Aravot
Robogroup T.E.K.	immediate by fax 09-9030994
HaMelacha 13	and registered mail
Rosh Ha'ayin 48091

Dear Sir,

Hello!

Re: Resignation from my Office as Internal Auditor

Because of material differences of principles with me, which result from your attitude, reasons and the process, in which you expressed a month ago your position, shared by the chairwoman of the audit committee of the board, Ms. Tami Gottlieb, and without specifying the ethical and serious material mistakes which you have made and are expected to make in the board meeting scheduled for January 6, 2004, which was not preceded by a thorough factual discussion with me by the person required to conduct such discussion under the law, all concerning my replacement/dismissal from the position of internal auditor, after 10 years of dedicated service, and in a general view with respect to the conduct of internal auditing agents, their participation and independence, I decided that the circumstances call for my resignation from the office of internal auditor for reasons of principle.

This letter is a notice about my resignation from the office of internal auditor, and the circumstances of the resignation.

Please forward this notice to all members of the board and the authorized agents.

I wish Robogroup a fertile and successful continuation of its activity.

Respectfully, Itzhak Meishar Meishar & co. Certified Public Accountants (Israel)

Cc:	Tami Gottlieb, head of the board of directors committee Ophra Levy Mildworth, Advocate, Secretary of the Board Ilan Haikin, CPA, Haikin Cohen Rubin & Gilboa, CPA’s Reserve